UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Promissory Notes

On March 27, 2025, Hub Cyber Security Ltd. (the “Company”) completed the issuance of a series of notes (the “Promissory Notes”) to certain investors, including Keystone Capital Partners, LLC as the lead investor (the “Lead Investor,” and collectively with the other investors, the “Note Investors”), in an aggregate principal amount of $1,625,000 and original issue discount of $325,000, for an aggregate purchase price of $1,300,000. The Promissory Notes mature on December 11, 2025, do not bear interest, and include a prepayment option at a premium of 125%. In addition, the Company is required to use the cash proceeds deriving from a financing in which it receives proceeds of at least $10 million to repay the Promissory Notes.

The Note Investors have the right to convert the principal amount into ordinary shares of the Company upon the occurrence of a subsequent equity financing pursuant to which the Company receives at least $5 million, subject to certain conditions.

The conversion of the Promissory Notes will be limited to the extent that, upon their conversion, a Note Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

ELOC Transaction

Concurrently with the investment by the Note Investors described above, and as part of the Company’s compliance plan presented to the Nasdaq Hearings Panel (the “Panel”) on February 6, 2025, following which the Panel granted the Company’s request to continue its listing on The Nasdaq Stock Market, the Company entered into an Ordinary Shares Purchase Agreement (the “ELOC Purchase Agreement”) with the Lead Investor, pursuant to which the Company has the right to sell to the Lead Investor up to an aggregate of $50 million of newly issued ordinary shares (the “ELOC Shares”). The Company intends to sell ELOC Shares if it determines that such sale would be advisable in order to comply with the Nasdaq market value listing requirement.

As consideration for the Lead Investor’s commitment to purchase ELOC Shares upon the terms of and subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company agreed to issue to the Lead Investor a note in a principal amount of $1,000,000, does not bear interest, and has a maturity date of December 11, 2025 (the “Commitment Note”). The Commitment Note is due by way of conversion into the Company’s shares based on the closing share price of the Company’s shares on the date immediately prior to the maturity date. The Commitment Note can be converted prior to the maturity date by either the Company or the Lead Investor at any time following the earlier of (i) the date on which the shares issuable upon conversion are registered under a registration statement filed with the Securities and Exchange Commission (the “SEC”) or (ii) September 11, 2025. In the event of a conversion prior to the maturity date, the number of Company shares to be issued upon the conversion of the Commitment Note will be based on the closing share price on the day prior to the issuance of the conversion notice provided that the closing sale price on the day prior to the issuance of the conversion notice is not lower than 10% as compared to the closing sale price on the date immediately prior thereto. The conversion of the Commitment Note will be limited to the extent that, upon its conversion, the Lead Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Company’s outstanding share capital at any time.

In addition, in connection with the ELOC Purchase Agreement, the Company and the Lead Investor entered into a Registration Rights Agreement pursuant to which the Company undertook to register with the SEC the shares issuable upon conversion of the Conversion Note and the ELOC Shares that the Company has the right to sell to the Lead Investor.

The Company does not have a right to commence any sales of ELOC Shares to the Lead Investor under the ELOC Purchase Agreement before a registration statement of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Following such date, the Company will control the timing and amount of any sales of ELOC Shares to the Lead Investor. Actual sales of shares of ELOC Shares to the Lead Investor under the ELOC Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the ELOC Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The Company is obligated to use 33% proceeds from the sale of ELOC Shares to repay the principal amount under the Promissory Notes.

Under the ELOC Purchase Agreement, on any business day on which the closing sale price of the Company’s shares is equal to or greater than $0.05 (the “Fixed Purchase Date”), the Company may direct the Lead Investor to purchase shares (a “Fixed Purchase”) at a purchase price equal to 95% of the lesser of (i) the daily volume-weighted average price (the “VWAP”) of the Company’s shares for the five (5) trading days immediately preceding the applicable fixed purchase date and (ii) the lowest sale price on the applicable Fixed Purchase Date, provided, that the Lead Investor’s committed obligation under any single Fixed Purchase shall not exceed $50,000.

In addition to Fixed Purchases, on any business day on which the Company has directed the Lead Investor to purchase the maximum allowable Fixed Purchase amount, the Company may also direct the Lead Investor to purchase additional shares on the trading day immediately following the purchase date for such Fixed Purchase (the “VWAP Purchase Date” and such purchase, a “VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the closing sale price of the Company’s shares on the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the Lead Investor to make a VWAP Purchase (such period, the “VWAP Purchase Period”), provided, that the Lead Investor’s committed obligation under any single VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the corresponding Fixed Purchase and (b) 30% of the trading volume of the VWAP Purchase Period.

In addition, on a VWAP Purchase Date, the Company may also direct the Lead Investor to purchase on such day, an additional number of shares (an “Additional VWAP Purchase”) at a purchase price equal to 90% of the lesser of (i) the VWAP beginning at the completion of any prior VWAP Purchases and the last Additional VWAP Purchase, as applicable, and ending on the earlier of (1) close of trading, (2) the time at which the trading volume of the Company’s shares on Nasdaq has reached the number of shares to be sold in the Additional VWAP Purchase divided by 30%, and (3) the time at which the sale price of the Company’s shares on Nasdaq is 75% of the closing sale price on the date on which the Company directs the Lead Investor to make an Additional VWAP Purchase (such period, the “Additional VWAP Purchase Period”), and (ii) the lowest sale price on such day, provided, that the Lead Investor’s committed obligation under any single Additional VWAP Purchase shall not exceed the lesser of (a) 300% of the number of shares sold in the Fixed Purchase that corresponded to the VWAP Purchase corresponding to the Additional VWAP Purchase and (b) 30% of the trading volume of the Additional VWAP Purchase Period.

The Lead Investor’s aggregate committed obligation under a VWAP Purchase and all Additional VWAP Purchases for a particular VWAP Purchase Date shall not exceed $1,000,000 in the aggregate.

The ELOC Purchase Agreement provides that the Company may not issue or sell any shares under the ELOC Purchase Agreement if the issuance or sale of such shares would result in the Lead Investor and its affiliates beneficially owning more than 4.99% of the Company’s outstanding share capital at any time.

Press Releases

On March 27, 2025, the Company issued press releases titled “HUB Cyber Security Appoints Renah Persofsky as Chairperson of the Board”, and “HUB Announces Reverse Share Split”. A copy of each of these press releases is attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibits 99.1 and Exhibit 99.2 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: April 4, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “HUB Cyber Security Appoints Renah Persofsky as Chairperson of the Board”, dated March 27, 2025.
99.2	Press release entitled “HUB Announces Reverse Share Split”, dated March 27, 2025.

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